SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

MedAssets, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

584045108

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 584045108	13G	Page 2 of 21 Pages

1.	Name of Reporting Persons Galen Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,062,709
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,062,709
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,062,709
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.2%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 584045108	13G	Page 3 of 21 Pages

1.	Name of Reporting Persons Galen Partners International III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 277,563
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 277,563
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 277,563
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.5%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 584045108	13G	Page 4 of 21 Pages

1.	Name of Reporting Persons Galen Employee Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 13,364
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 13,364
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,364
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 584045108	13G	Page 5 of 21 Pages

1.	Name of Reporting Persons Galen Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 727,778
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 727,778
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 727,778
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 1.2%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 584045108	13G	Page 6 of 21 Pages

1.	Name of Reporting Persons Galen Partners International IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 57,812
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 57,812
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,812
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.1%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 584045108	13G	Page 7 of 21 Pages

1.	Name of Reporting Persons Galen Employee Fund IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,267
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,267
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,267
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 584045108	13G	Page 8 of 21 Pages

1.	Name of Reporting Persons Claudius, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,340,272*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,340,272*
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,340,272*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.7%
12.	Type of Reporting Person (See Instructions) OO

*	The shares are held as follows: 3,062,709 by Galen Partners III, L.P. (“Galen III”) and 277,563 by Galen Partners International III, L.P. (“Galen International III”). The Reporting Person is the direct general partner of Galen III and Galen International III.

CUSIP No. 584045108	13G	Page 9 of 21 Pages

1.	Name of Reporting Persons Claudius IV, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 785,590*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 785,590*
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 785,590*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 1.3%
12.	Type of Reporting Person (See Instructions) OO

*	The shares are held as follows: 727,778 by Galen Partners IV, L.P. (“Galen IV”) and 57,812 by Galen Partners International IV, L.P. (“Galen International IV”). The Reporting Person is the direct general partner of Galen IV and Galen International IV.

CUSIP No. 584045108	13G	Page 10 of 21 Pages

1.	Name of Reporting Persons Galen Management, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 125,570*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 125,570*
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 125,570*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.2%
12.	Type of Reporting Person (See Instructions) OO

*	The shares are held as follows: 13,364 by Galen Employee Fund III, L.P. (“Galen Employee III”) and 1,267 shares held by Galen Employee Fund IV, L.P. (“Galen Employee IV”). Also includes 110,939 shares issuable upon exercise of options held by a former partner of the Galen entities that are exercisable within 60 days of December 31, 2011. The reporting person is the direct general partner of Galen Employee III and Galen Employee IV and may be deemed to have sole power to direct the voting and disposition of the shares held by Galen Employee III and Galen Employee IV and the shares issuable upon exercise of the option held by the former partner pursuant to an arrangement with the former partner.

CUSIP No. 584045108	13G	Page 11 of 21 Pages

1.	Name of Reporting Persons L. John Wilkerson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 54,783
	6.	Shared Voting Power 3,465,842*
	7.	Sole Dispositive Power 54,783
	8.	Shared Dispositive Power 3,465,842*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,520,625
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒**
11.	Percent of Class Represented by Amount in Row (9) 6.0%
12.	Type of Reporting Person (See Instructions) IN

*	The shares are held as follows: 3,062,709 by Galen III and 277,563 by Galen International III. Claudius, L.L.C. is the direct general partner of Galen III and Galen International III. The Reporting Person is a member of Claudius, L.L.C. and may be deemed to have shared power to direct the voting and disposition of the shares held by Galen III and Galen International III. Also includes 13,364 shares held by Galen Employee III and 1,267 shares held by Galen Employee IV. Also includes 110,939 shares issuable upon exercise of options held by a former partner of the Galen entities that are exercisable within 60 days of December 31, 2011, which may be deemed to be beneficially owned by Galen Management. The Reporting Person is a member of Galen Management, which is the direct general partner of Galen Employee III and Galen Employee IV, and may be deemed to have shared power to direct the voting and disposition of the shares held by Galen Employee III and Galen Employee IV and the shares issuable upon exercise of the options held by the former partner pursuant to an arrangement between Galen Management and the former partner.
**	The aggregate amount reported on line 9 excludes 727,778 shares held by Galen IV and 57,812 shares held by Galen International IV. Claudius IV, L.L.C. (“Claudius IV”) is the direct general partner of Galen IV and Galen International IV. The Reporting Person is a member of Claudius IV but disclaims beneficial ownership of the shares held by Galen IV and Galen International IV.

CUSIP No. 584045108	13G	Page 12 of 21 Pages

1.	Name of Reporting Persons Bruce F. Wesson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 189,772*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 189,772*
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 189,772
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.3%

*	Includes 110,939 shares issuable upon exercise of options held by the Reporting Person that are exercisable within 60 days of December 31, 2011.

Item 1

(a) Name of Issuer:

MedAssets, Inc.

(b) Address of Issuer’s Principal Executive Offices:

100 North Point Center East, Suite 200

Alpharetta, Georgia 30022

Item 2

(a) Name of Person Filing:

Galen Partners III, L.P.

Galen Partners International III, L.P.

Galen Employee Fund III, L.P.

Galen Partners IV, L.P.

Galen Partners International IV, L.P.

Galen Employee Fund IV, L.P.

Claudius, L.L.C.

Claudius IV, L.L.C.

Galen Management, L.L.C.

L. John Wilkerson

Bruce F. Wesson

(b) Address of Principal Business Office or, if none, Residence:

c/o Galen Management, L.L.C.

680 Washington Boulevard

Stamford, CT 06901

(c) Citizenship:

All entities were organized in Delaware. The individuals are all United States citizens.

(d) Title of Class of Securities:

Common Stock

(e) CUSIP Number:

584045108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Galen Partners III, L.P.	3,062,709
Galen Partners International III, L.P.	277,563
Galen Employee Fund III, L.P.	13,364
Galen Partners IV, L.P.	727,778
Galen Partners International IV, L.P.	57,812
Galen Employee Fund IV, L.P.	1,267
Claudius, L.L.C.	3,340,272	(1)
Claudius IV, L.L.C.	785,590	(2)
Galen Management, L.L.C.	125,570	(3)
L. John Wilkerson	3,520,625	(4)
Bruce F. Wesson	189,722	(5)

Percent	of Class:

Galen Partners III, L.P.	5.2%
Galen Partners International III, L.P.	0.5%
Galen Employee Fund III, L.P.	0.0%
Galen Partners IV, L.P.	1.2%
Galen Partners International IV, L.P.	0.1%
Galen Employee Fund IV, L.P.	0.0%
Claudius, L.L.C.	5.7%
Claudius IV, L.L.C.	1.3%
Galen Management, L.L.C.	0.2%
L. John Wilkerson	6.0%
Bruce F. Wesson	0.3%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

Galen Partners III, L.P.	3,062,709
Galen Partners International III, L.P.	277,563
Galen Employee Fund III, L.P.	13,364
Galen Partners IV, L.P.	727,778
Galen Partners International IV, L.P.	57,812
Galen Employee Fund IV, L.P.	1,267
Claudius, L.L.C.	3,340,272	(1)
Claudius IV, L.L.C.	785,590	(2)
Galen Management, L.L.C.	125,570	(3)
L. John Wilkerson	54,783
Bruce F. Wesson	189,722	(5)

(ii)	Shared power to vote or to direct the vote

Galen Partners III, L.P.	0
Galen Partners International III, L.P.	0
Galen Employee Fund III, L.P.	0
Galen Partners IV, L.P.	0
Galen Partners International IV, L.P.	0
Galen Employee Fund IV, L.P.	0
Claudius, L.L.C.	0
Claudius IV, L.L.C.	0
Galen Management, L.L.C.	0
L. John Wilkerson	3,465,842	(4)
Bruce F. Wesson	0

(iii)	Sole power to dispose or to direct the disposition of

Galen Partners III, L.P.	3,062,709
Galen Partners International III, L.P.	277,563
Galen Employee Fund III, L.P.	13,364
Galen Partners IV, L.P.	727,778
Galen Partners International IV, L.P.	57,812
Galen Employee Fund IV, L.P.	1,267
Claudius, L.L.C.	3,340,272	(1)
Claudius IV, L.L.C.	785,590	(2)
Galen Management, L.L.C.	125,570	(3)
L. John Wilkerson	54,783
Bruce F. Wesson	189,722	(5)

(iv)	Shared power to dispose or to direct the disposition of

Galen Partners III, L.P.	0
Galen Partners International III, L.P.	0
Galen Employee Fund III, L.P.	0
Galen Partners IV, L.P.	0
Galen Partners International IV, L.P.	0
Galen Employee Fund IV, L.P.	0
Claudius, L.L.C.	0
Claudius IV, L.L.C.	0
Galen Management, L.L.C.	0
L. John Wilkerson	3,465,842	(4)
Bruce F. Wesson	0

(1)	The shares are held as follows: 3,062,709 by Galen III and 277,563 by Galen International III. The Reporting Person is the direct general partner of Galen III and Galen International III.
(2)	The shares are held as follows: 727,778 by Galen IV and 57,812 by Galen International IV. The Reporting Person is the direct general partner of Galen IV and Galen International IV.
(3)	The shares are held as follows: 17,248 by Galen Employee III and 1,307 by Galen Employee IV. The Reporting Person is the direct general partner of Galen Employee III and Galen Employee IV. Also includes 110,939 shares issuable upon the exercise of options held by a former partner of the Galen entities that are exercisable within 60 days of December 31, 2011. Galen Management may be deemed to have sole power to direct the voting and disposition of such shares pursuant to an arrangement with the former partner.
(4)	The shares are held as follows: 3,062,709 by Galen III and 277,563 by Galen International III. Claudius, L.L.C. is the direct general partner of Galen III and Galen International III. The Reporting Person is a member of Claudius, L.L.C. and may be deemed to have shared power to direct the voting and disposition of the shares held by Galen III and Galen International III. Also includes 13,364 shares held by Galen Employee III and 1,267 shares held by Galen Employee IV. Also includes 110,939 shares issuable upon exercise of options held by a former partner of the Galen entities that are exercisable within 60 days of December 31, 2011, which may be deemed to be beneficially owned by Galen Management. The Reporting Person is a member of Galen Management, which is the direct general partner of Galen Employee III and Galen Employee IV, and may be deemed to have shared power to direct the voting and disposition of the shares held by Galen Employee III and Galen Employee IV and the shares issuable upon exercise of the options held by the former partner pursuant to an arrangement between Galen Management and the former partner.
(5)	Includes 110,939 shares issuable upon exercise of options held by the Reporting Person that are exercisable within 60 days of December 31, 2011.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not	Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

Not Applicable

[SIGNATURE]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2012

GALEN PARTNERS III, L.P.		GALEN PARTNERS INTERNATIONAL III, L.P.

By:	Claudius, L.L.C.,	By:	Claudius, L.L.C.,
	its General Partner		its General Partner

By:	/s/ David W. Jahns	By:	/s/ David W. Jahns
	Name: David W. Jahns		Name: David W. Jahns
	Title: Member		Title: Member

GALEN EMPLOYEE FUND III, L.P.		GALEN PARTNERS IV, L.P.

By:	Galen Management, L.L.C.	By:	Claudius IV, L.L.C.,
	is General Partner		its General Partner

By:	/s/ David W. Jahns	By:	/s/ David W. Jahns
	Name: David W. Jahns		Name: David W. Jahns
	Title: Member		Title: Member

GALEN PARTNERS INTERNATIONAL IV,L.P.		GALEN EMPLOYEE FUND IV, L.P.

By:	Claudius IV, L.L.C.,	By:	Galen Management, L.L.C
	its General Partner		its General Partner

By:	/s/ David W. Jahns	By:	/s/ David W. Jahns
	Name: David W. Jahns		Name: David W. Jahns
	Title: Member		Title: Member

CLAUDIUS, L.L.C.		CLAUDIUS IV, L.L.C.

By:	/s/ David W. Jahns	By:	/s/ David W. Jahns
Name:	David W. Jahns	Name:	David W. Jahns
Title:	Member	Title:	Member

GALEN MANAGEMENT, L.L.C.

By:	/s/ David W. Jahns	By:	/s/ L. John Wilkerson
Name:	David W. Jahns		Name: L. John Wilkerson
Title:	Member

By:	/s/ Bruce F. Wesson
Name: Bruce F. Wesson

EXHIBITS

A:	Joint Filing Agreement

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of MedAssets, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 10th day of February, 2012.

GALEN PARTNERS III, L.P.		GALEN PARTNERS INTERNATIONAL III, L.P.

By:	Claudius, L.L.C.,	By:	Claudius, L.L.C.,
	its General Partner		its General Partner

By:	/s/ David W. Jahns	By:	/s/ David W. Jahns
	Name: David W. Jahns		Name: David W. Jahns
	Title: Member		Title: Member

GALEN EMPLOYEE FUND III, L.P.		GALEN PARTNERS IV, L.P.

By:	Galen Management, L.L.C	By:	Claudius IV, L.L.C.,
	its General Partner		its General Partner

By:	/s/ David W. Jahns	By:	/s/ David W. Jahns
	Name: David W. Jahns		Name: David W. Jahns
	Title: Member		Title: Member

GALEN PARTNERS INTERNATIONAL IV, L.P.		GALEN EMPLOYEE FUND IV, L.P.

By:	Claudius IV, L.L.C.,	By:	Galen Management, L.L.C.
	its General Partner		its General Partner

By:	/s/ David W. Jahns	By:	/s/ David W. Jahns
	Name: David W. Jahns		Name: David W. Jahns
	Title: Member		Title: Member

CLAUDIUS, L.L.C.		CLAUDIUS IV, L.L.C.

By:	/s/ David W. Jahns	By:	/s/ David W. Jahns
Name:	David W. Jahns	Name:	David W. Jahns
Title:	Member	Title:	Member

GALEN MANAGEMENT, L.L.C.

By:	/s/ David W. Jahns	By:	/s/ L. John Wilkerson
Name:	David W. Jahns		Name: L. John Wilkerson
Title:	Member

By:	/s/ Bruce F. Wesson
Name: Bruce F. Wesson